General Employment

ENTERPRISES INC


05001415

P.E.
9-30-04


RECD S.E.C.
JAN 1 4 2005
1086

PROCESSED
JAN 27 2005


THOMSON
FINANCIAL


SEC MAIL
RECEIVED
JAN 1 4 2005
WASH. DC
213
PROCESSING SECTION

2004 Annual Report

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 19 branch offices located in 10 states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment, Omni One, Business Management Personnel, Triad Personnel or Generation Technologies.

For the 2004 fiscal year, the Company derived approximately 65% of its revenues from contract services and 35% from placement services.

General Employment's shares are traded on the American Stock Exchange under the trading symbol **JOB**.

Financial Highlights

(In Thousands, Except Per Share)	Year Ended September 30 2004	2003
Net revenues	$17,981	$16,965
Loss from continuing operations	(778)	(3,439)
Net working capital	$ 4,630	$ 4,333
Shareholders' equity	5,168	6,524
Total assets	7,294	8,691
Current ratio	3.2	3.0
Loss from continuing operations per share – basic and diluted	$ (.15)	$ (.67)
Book value per share	1.01	1.27

Market Information

The Company's common stock is traded on the American Stock Exchange under the trading symbol JOB. The high and low common stock prices per share were as follows:

(In Thousands, Except Per Share)	Fiscal 2004 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fiscal 2003 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Market price per share								
High	$2.58	$1.90	$1.95	$1.79	$ .90	$ .82	$ .74	$ .69
Low	1.62	1.23	1.05	.87	.61	.46	.44	.41

There were 813 holders of record on October 31, 2004. The Company has declared no cash dividends on its common stock during the last two fiscal years, and there are no intentions to do so in the foreseeable future.

Fellow Shareholders:

The Company's goals in fiscal 2004 were threefold: increase revenues, decrease expenses and improve the bottom line. I'm pleased to report that we were successful in all three areas.

Much of this year's success can be tied to the improving economy. Our Company's overall performance and that of the U.S. staffing industry as a whole have always been closely tied to the economy. When economic conditions are good, staffing companies prosper. Conversely, when economic conditions deteriorate and hiring slows, staffing companies quickly feel the effects.

During fiscal 2004 a number of the economic indicators pointed towards an improving economy. Two of those that directly reflect on the condition of the staffing industry are the unemployment rate and the number of jobs created. In fiscal 2004 both numbers showed marked improvement over fiscal 2003. In September 2004, the unemployment rate stood at 5.4%, a decrease from 6.1% a year earlier. And in fiscal 2004 there were 1,804,000 new non-farm jobs created, a significant improvement over the 403,000 jobs lost in fiscal 2003, according to the U.S. Department of Labor.

The U.S. jobs market improved throughout the year and as a result, the Company experienced an increased demand for both its contract and placement services, resulting in a $1,016,000, or 6%, increase in revenue. While competitive pricing pressures continued to affect contract margins, there was an increase in billable hours and a modest gain in contract revenues. The growth in placement revenues was the result of increased placement numbers coupled with higher average fees.

We view the increase in our placement revenues as a small milestone in the economic recovery. Historically, following an economic downturn, contract staffing revenue is the first to show improvement during recovery, and is followed at a later point by placement revenues. The fact that both contract and placement revenues improved this fiscal year indicates to us that the economy may have finally turned the corner.

Our continuing emphasis on cost containment and expense reduction was a major factor in the success we experienced this year. Since the beginning of fiscal 2003, the Company closed twelve unprofitable offices. The cost savings resulting from the closing of these offices, the reductions in compensation costs due to reduced staff, and lower advertising expenses helped to reduce operating expenses by $1,669,000, or 8%, for the year.

With increased revenues and decreased expenses, we improved our bottom line. The loss from continuing operations was $778,000, an improvement of 77% over last year. And, during the fourth quarter of fiscal 2004, the Company had its first operating profit since the beginning of 2001.

The Company continues to be financially sound, with $4,437,000 in cash and cash equivalents as of September 30, 2004, an increase of $532,000 over last year. The Company has no long-term debt.

Like all companies regardless of industry, our goal in fiscal 2005 is to continue improving the Company's bottom line. We plan to accomplish this by increasing our placement and contract revenues while making certain that operating costs remain realistic and in line with our goals. Our focus for contract staffing professionals will continue to be towards technical assignments. And while we plan to emphasize the importance of diversification in the types of professionals we place in permanent positions, we will continue to concentrate on our core specialties of information technology, engineering and accounting.

We have an experienced branch management staff that is knowledgeable about our industry and areas of specialization. Most have been through difficult economic times before and know what has always been of utmost importance to our clients, no matter what phase the economy is in: finding qualified people to meet their needs.

Given the current economic conditions and trends, I am cautiously optimistic about the outlook for 2005. We are poised and ready, and I firmly believe we are in a good position to take advantage of the improving conditions.



Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

December 14, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operations

The Company provides placement and contract staffing services for business and industry, specializing in the placement of professional information technology, engineering and accounting professionals. As of September 30, 2004, the Company operated 19 branch offices located in 10 states.

The Company's business is highly dependent on national employment trends in general and on the demand for information technology and other professional staff in particular. During fiscal 2004, the Company experienced an increase in the demand for its placement services, as the U.S. jobs market improved. The national unemployment rate decreased to 5.4% in September 2004 from 6.1% in September 2003. Previously, through fiscal 2003, the demand for the Company's employment services was adversely affected by the lingering weakness in the employment market caused by economic and political uncertainties that followed the U.S. economic recession and terrorist attacks in 2001.

As a result of the increased demand for the Company's services, consolidated net revenues for fiscal 2004 were up 6% compared with the prior year. The number of placements, average placement fee and billable contract hours were all up for the year. However, lower-skilled positions and competitive market conditions resulted in a lower average hourly billing rate for contract services.

The Company closed twelve unprofitable branch offices since the beginning of fiscal 2003. Because of these and other actions taken by management, the Company achieved an 8% reduction in total operating expenses for the year ended September 30, 2004. Due to the effect of higher revenues and lower operating costs, the loss from operations was reduced by 77% for the year.

Results of Continuing Operations

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below.

	Year Ended September 30	
	2004	2003
Net revenues		
Contract services	65.3 %	67.7 %
Placement services	34.7	32.3
Net revenues	100.0	100.0
Operating expenses		
Cost of contract services	47.4	46.4
Selling	20.9	21.5
General and administrative	36.2	52.7
Total operating expenses	104.5	120.6
Loss from operations	(4.5)%	(20.6)%

Net Revenues

Consolidated net revenues for the year ended September 30, 2004 were up $1,016,000 (6%) from the prior year. That was due to a $273,000 (2%) increase in contract service revenues and a $743,000 (14%) increase in placement service revenues.

The increase in contract service revenues was due to a 19% increase in billable hours, which was partially offset by a 14% decrease in the average hourly billing rate. Placement service revenues were up for the year because of a 12% increase in the number of placements and a 6% increase in the average placement fee.

Operating Expenses

Total operating expenses for the year ended September 30, 2004 were down $1,669,000 (8%) compared with the prior year.

The cost of contract services was up $645,000 (8%) as a result of the higher number of billable hours. Due to competitive market conditions, the gross profit margin on contract services declined 3.9 points to 27.5% for the year ended September 30, 2004, compared with 31.4% the prior year.

Selling expenses increased $124,000 (3%) for the year. Commission expense was up 12% due to the higher placement service revenues. Recruitment advertising expense was down 29% for the year due to a change in emphasis from print advertising to lower-cost Internet advertising. Selling expenses represented 20.9% of consolidated net revenues, which was down slightly from the prior year.

General and administrative expenses include provisions for office closings and asset impairment losses totaling $42,000 in 2004 and $625,000 in 2003. Excluding those charges, general and administrative expenses decreased $1,855,000 (22%) for the year ended September 30, 2004. Compensation in the operating divisions decreased 29% due to a reduction in the size of the consulting staff. Office rent and occupancy costs were down 23% for the period, due to the effect of office closings, and all other general and administrative expenses were down 17%. General and administrative expenses represented 36.2% of consolidated revenues, and that was down 16.5 points from the prior year.

There were no credits for income taxes as a result of the pretax losses in fiscal 2004 and fiscal 2003, because the losses must be carried forward for income tax purposes and there was not sufficient assurance that future tax benefits would be realized.

Discontinued Operations

In September 2004, the Company completed a transaction to sell the assets and business operations of its Pittsburgh, Pennsylvania staffing business ("GenTech") for $705,000 in cash and recorded a loss on disposal of $553,000. The assets sold include GenTech's accounts receivable, office furniture and equipment and goodwill. The results of GenTech are reflected in the consolidated statement of operations as discontinued operations for all periods presented.

Outlook

The Company's current priority is to return to profitability. Management believes that it has taken appropriate actions to reduce operating costs as far as possible, consistent with positioning the Company for future growth. The improvement in national hiring patterns and the improved demand for the Company's services resulted in improved operating performance for the Company in fiscal 2004. Management believes that continued improvement for the Company will depend on continued improvement in the U.S. jobs market.

Financial Condition

As of September 30, 2004, the Company had cash and cash equivalents of $4,437,000, which was an increase of $532,000 from September 30, 2003. Net working capital at September 30, 2004 was $4,630,000, which was an increase of $297,000 from September 30, 2003, and the current ratio was 3.2 to 1. The Company had no long-term debt. Shareholders' equity as of September 30, 2004 was $5,168,000, which represented 71% of total assets.

During the year ended September 30, 2004, the net cash used by operating activities was $167,000, as the $1,397,000 net loss for the year was substantially offset by non-cash charges. The non-cash loss on disposal of discontinued operations was $553,000, and depreciation and other non-cash expenses totaled $590,000. Working capital provided $87,000.

As a result of the disposal of GenTech, the Company received $705,000 in cash and wrote off goodwill having a carrying value of $1,088,000.

The Company's primary source of liquidity is normally from its operating activities. Management believes that existing cash balances will be adequate to finance current operations for the foreseeable future. Nevertheless, if operating losses were to continue indefinitely, or if the Company's business were to deteriorate, such losses would have a material, adverse effect on the Company's financial condition. External sources of funding are not likely to be available to support continuing losses.

As of September 30, 2004, there were approximately $4,300,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $7,000,000 of losses available to reduce state and local taxable income in future years, expiring from 2006 through 2024.

Off-Balance Sheet Arrangements

As of September 30, 2004, and during the two years then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Management's Discussion Concluded

Critical Accounting Policies

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties affecting the application of these policies and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Management believes that its judgments are reasonable under the circumstances.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future. Judgment is required in assessing the likelihood that tax assets will be realized. These judgments are based on estimates about future taxable income, which is inherently uncertain. The Company recorded a valuation allowance as of September 30, 2004, because there was not sufficient assurance that future tax benefits would be realized. The Company's financial position and results of operations would have been significantly different under different assumptions.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics. Actual results may differ.

Property and Equipment
Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. These processes require the use of estimates and assumptions about the future that require a significant degree of judgment. Different amounts would have been reported using different assumptions.

If future events result in different outcomes, the results of operations in future periods could be affected. In the past, actual results have not been significantly different from the Company's estimates.

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract assignments, and the ability to attract and retain qualified corporate and branch management.

Consolidated Statement of Operations

(In Thousands, Except Per Share)	Year Ended September 30 2004	2003
Net revenues		
Contract services	$ 11,750	$ 11,477
Placement services	6,231	5,488
Net revenues	17,981	16,965
Operating expenses		
Cost of contract services	8,520	7,875
Selling	3,765	3,641
General and administrative	6,508	8,946
Total operating expenses	18,793	20,462
Loss from operations	(812)	(3,497)
Investment income	34	58
Loss from continuing operations	(778)	(3,439)
Loss from discontinued operations	(619)	(67)
Net loss	$ (1,397)	$ (3,506)
Average number of shares – basic and diluted	5,131	5,121
Per share – basic and diluted		
Loss from continuing operations	$ (.15)	$ (.67)
Loss from discontinued operations	(.12)	(.01)
Net loss	$ (.27)	$ (.68)

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,437	$ 3,905
Accounts receivable, less allowances (2004 – $ 281; 2003 – $238)	1,833	2,095
Other current assets	486	500
Total current assets	6,756	6,500
Property and equipment		
Furniture, fixtures and equipment	4,812	5,037
Accumulated depreciation and amortization	(4,274)	(3,934)
Net property and equipment	538	1,103
Goodwill	—	1,088
Total assets	$ 7,294	$ 8,691
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 318	$ 237
Accrued compensation and payroll taxes	1,244	1,054
Other current liabilities	564	876
Total current liabilities	2,126	2,167
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,136 shares in September 2004 and 5,121 shares in September 2003	51	51
Capital in excess of stated value of shares	4,777	4,736
Retained earnings	340	1,737
Total shareholders' equity	5,168	6,524
Total liabilities and shareholders' equity	$ 7,294	$ 8,691

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	Year Ended September 30 2004	2003
Operating activities		
Net loss	$(1,397)	$(3,506)
Loss on disposal of discontinued operations	553	—
Depreciation and amortization	524	850
Other noncurrent items	66	77
Changes in current assets and current liabilities, net of effects from disposal in 2004:		
Accounts receivable	149	160
Income tax refunds receivable	57	1,483
Accrued compensation and payroll taxes	190	24
Other current items, net	(309)	184
Net cash used by operating activities	(167)	(728)
Investing activities		
Acquisition of property and equipment	(19)	(126)
Proceeds on disposal of discontinued operations	705	—
Net cash provided (used) by investing activities	686	(126)
Financing activities		
Exercises of stock options	13	—
Net cash provided by financing activities	13	—
Increase (decrease) in cash and cash equivalents	532	(854)
Cash and cash equivalents at beginning of year	3,905	4,759
Cash and cash equivalents at end of year	$ 4,437	$ 3,905

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands)	Year Ended September 30 2004	 2003
Common shares outstanding		
Number at beginning of year	5,121	5,121
Exercises of stock options	15	—
Number at end of year	5,136	5,121
Common stock		
Balance at beginning and end of year	$ 51	$ 51
Capital in excess of stated value		
Balance at beginning of year	$ 4,736	$ 4,695
Stock option expense	28	41
Exercises of stock options	13	—
Balance at end of year	$ 4,777	$ 4,736
Retained earnings		
Balance at beginning of year	$ 1,737	$ 5,243
Net loss	(1,397)	(3,506)
Balance at end of year	$ 340	$ 1,737

See notes to consolidated financial statements.

The Company

General Employment Enterprises, Inc. (the "Company") and its wholly-owned subsidiary, Triad Personnel Services, Inc., operate in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounted for more than 5% of its revenues during either of the last two fiscal years.

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The more significant accounting policies that are followed by the Company are summarized below.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. These estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from those estimates. If significant differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances, accounts receivable allowances, and valuations of property and equipment. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and benefits of contract workers.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Net Income Per Share
Basic net income per share is based on the average number of common shares outstanding. Diluted net income per share is based on the average number of common shares and the dilutive effect of stock options.

Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company

Notes Continued

capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

Disposal Activities
A liability is recorded for the cost of exit or disposal activities in the period when the liability is incurred.

Stock Options
Compensation expense is recorded for the fair value of stock options issued to employees, under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Compensation expense under this statement is measured as the estimated fair value of the stock options on the date of grant, and the expense is amortized over the vesting periods.

Discontinued Operations

In September 2004, the Company completed a transaction to sell the assets and business operations of its Pittsburgh, Pennsylvania staffing business ("GenTech") for $705,000 in cash. The assets sold include GenTech's accounts receivable, office furniture and equipment and goodwill. The results of GenTech are reflected in the statement of operations as discontinued operations for all periods presented. Summarized information for discontinued operations is as follows:

(In Thousands)	2004	2003
Net revenues	$1,272	$1,644
Loss from operations	$ (66)	$ (67)
Loss on disposal	(553)	—
Loss from discontinued operations	$ (619)	$ (67)

Income Taxes

There were no credits for income taxes as a result of the pretax losses from continuing operations or from discontinued operations in fiscal 2004 and fiscal 2003, because the losses must be carried forward for income tax purposes and there was not sufficient assurance that a future tax benefit would be realized.

The components of the provision for income taxes are as follows:

(In Thousands)	2004	2003
Deferred tax provision (credit) related to		
Temporary differences	$ (5)	$ (217)
Loss carryforwards	(546)	(1,063)
Valuation allowances	551	1,280
Provision for income taxes	$ —	$ —

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision for income taxes are as follows:

(In Thousands)	2004	2003
Income tax credit at statutory federal tax rate	$ (475)	$(1,192)
Federal valuation allowance	470	1,186
Other	5	6
Provision for income taxes	$ —	$ —

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2004	2003
Temporary differences	$ 409	$ 404
Net operating loss carryforwards	1,808	1,262
Valuation allowances	(2,217)	(1,666)
Net deferred income tax asset	$ —	$ —

The Company received income tax refunds of $55,000 in 2004 and $1,467,000 in 2003.

As of September 30, 2004, there were approximately $4,300,000 of losses available to reduce federal taxable income in future years through 2024, and there were approximately $7,000,000 of losses available to reduce state and local taxable income in future years, expiring from 2006 through 2024.

Property and Equipment

Property and equipment, at cost, comprised the following as of September 30:

(In Thousands)	2004	2003
Computer equipment and software	$ 2,869	$ 3,014
Office equipment, furniture and fixtures	1,943	2,023
Total property and equipment, at cost	$ 4,812	$ 5,037

As of September 30, 2003, the Company identified certain office equipment that was idle due to the closing of branch offices, and that was not likely to be returned to service before the end of their estimated useful lives. Based on the estimated fair value of that furniture and equipment, the Company recorded an impairment loss, included in general and administrative expenses, of $177,000 in 2003.

Office Closings

The Company closed two branch offices during fiscal 2004 and ten branch offices during fiscal 2003 due to unprofitable operations, and recorded a provision, included in general and administrative expenses, of $42,000 in 2004 and $448,000 in 2003 covering the future lease obligations of those offices. The rent liability for closed offices, included in other current liabilities, was as follows as of September 30:

(In Thousands)	2004	2003
Balance at beginning of year	$ 657	$ 388
Provision for office closings	42	448
Payments	(383)	(179)
Balance at end of year	$ 316	$ 657

The combined net revenues and the combined loss from operations of all offices that were closed as of September 30, 2004, included in continuing operations on the consolidated statement of operations, were as follows:

(In Thousands)	2004	2003
Net revenues	$ 802	$ 2,334
Loss from operations	(343)	(1,023)

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban metropolitan business centers, and space for its corporate headquarters. Established branch offices are generally leased over periods from two to five years, and the corporate headquarters lease expires in 2006. Certain lease agreements provide for increased rental payments contingent upon future increases in real estate taxes, building maintenance costs and the cost of living index. Rent expense from continuing operations was $1,179,000 in 2004 and $1,524,000 in 2003.

As of September 30, 2004, future minimum lease payments under lease agreements having initial terms in excess of one year, including the closed offices, totaled $1,734,000, as follows: 2005 - $1,302,000, 2006 - $384,000, 2007 - $30,000 and 2008 - $18,000.

Retirement Plans

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations. In addition, the Company has a deferred compensation plan for certain officers. Under the plan, the Company contributes a percentage of each participant's earnings to a trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements. The cost of retirement plans was $64,000 in 2004 and $131,000 in 2003.

Stock Options

The Company has stock option plans that were approved by the shareholders for directors, officers and employees. As of September 30, 2004, there were stock options outstanding under the Company's 1999 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option Plan. Under these plans, incentive or non-statutory stock options may be granted to officers and

Notes Concluded

employees, and they may be exercisable for up to ten years. Outside directors were automatically granted non-statutory options to purchase specified numbers of shares under the terms of the plans. The Compensation and Stock Option Committee of the Board of Directors, which has the authority to select the employees and to determine the terms of each option granted, administers the plans.

No stock options were granted during the two most recent fiscal years. A summary of stock option activity is as follows:

(Number of Shares in Thousands)	2004	2003
Number of shares outstanding		
Beginning of year	552	574
Exercised	(15)	—
Terminated	(79)	(22)
End of year	458	552
Number of shares exercisable at end of year	458	304
Number of shares available for grant at end of year	406	327
Weighted average option prices per share		
Exercised during the year	$ .86	$ —
Terminated during the year	1.27	6.15
Outstanding at end of year	1.08	1.10
Exercisable at end of year	1.08	1.20

Stock options outstanding as of September 30, 2004 had exercise prices ranging from $.86 per share to $2.45 per share, as follows (number of shares in thousands):

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
Under $1.00	366	366	$ .86	8
Over $1.00	92	92	1.93	7

Stock option expense was $28,000 in 2004 and $41,000 in 2003.

Severance Arrangements

The Company has an employment agreement with the chief executive officer that provides for the continuation of salary and benefits for a period of three years following the officer's termination of employment by the Company for any reason other than "cause." The Company also has arrangements covering certain other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. Under these circumstances, the Company would be obligated to continue salary for a period of one year in certain cases, to make lump sum payments ranging from $20,000 to $50,000 in other cases, and to provide continued welfare plan benefits for up to two years. As of September 30, 2004, the potential, aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $2,700,000.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheet of General Employment Enterprises, Inc. and subsidiary as of September 30, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Chicago, Illinois
November 12, 2004

To the Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheet of General Employment Enterprises, Inc. and subsidiary as of September 30, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
November 7, 2003

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2004	2003	2002	2001	2000	1999
					Year Ended September 30	
Operating Results						
Contract service revenues	$11,750	$ 11,477	$11,149	$13,483	$ 16,082	$16,851
Placement service revenues	6,231	5,488	6,591	16,217	23,720	22,702
Total revenues	17,981	16,965	17,740	29,700	39,802	39,553
Cost of contract services	8,520	7,875	7,358	8,835	10,520	10,843
Selling expenses	3,765	3,641	4,444	9,838	14,045	13,859
General and administrative expenses	6,508	8,946	10,723	13,412	11,660	10,282
Total operating expenses	18,793	20,462	22,525	32,085	36,225	34,984
Income (loss) from operations	(812)	(3,497)	(4,785)	(2,385)	3,577	4,569
Investment income	34	58	108	531	645	496
Income (loss) before income taxes	(778)	(3,439)	(4,677)	(1,854)	4,222	5,065
Provision (credit) for income taxes	—	—	(1,380)	(690)	1,690	2,040
Income (loss) from continuing operations	$ (778)	$(3,439)	$(3,297)	$(1,164)	$ 2,532	$ 3,025
Per Share Data						
Average number of shares (thousands)						
Basic	5,131	5,121	5,116	5,087	5,087	5,087
Diluted	5,131	5,121	5,116	5,087	5,117	5,122
Income (loss) from continuing operations per share						
Basic	$ (.15)	$ (.67)	$ (.64)	$ (.23)	$ .50	$ .59
Diluted	(.15)	(.67)	(.64)	(.23)	.49	.59
Cash dividends declared per share	—	—	—	—	.30	.04
Book value per share	1.01	1.27	1.95	2.57	2.78	2.58
Closing market price per share	2.09	0.85	0.72	1.47	3.38	3.80
Balance Sheet Data						
Net working capital	$ 4,630	$ 4,333	$ 7,038	$ 9,444	$11,300	$11,391
Long-term obligations	—	—	—	—	—	484
Shareholders' equity	5,168	6,524	9,989	13,077	14,143	13,137
Total assets	7,294	8,691	11,933	15,679	19,979	18,085
Ratio Analysis						
Current ratio	3.2	3.0	4.6	4.6	2.9	3.6
Profit margins						
Gross profit on contract services	27.5%	31.4%	34.0%	34.5%	34.6%	35.7%
Income (loss) from operations	(4.5)	(20.6)	(27.0)	(8.0)	9.0	11.6
Income (loss) from continuing operations	(4.3)	(20.3)	(18.6)	(3.9)	6.4	7.6
Rate of return from continuing operations on average equity	(13.3)	(41.7)	(28.6)	(8.6)	18.6	25.8
Shareholders' equity to total assets	70.9	75.1	83.7	83.4	70.8	72.6
Offices and Employees at End of Year						
Number of offices	19	22	32	37	42	42
Number of employees	340	340	310	430	490	540

Board of Directors

Herbert F. Imhoff, Jr.
Chairman of the Board and Chief Executive Officer
President and Chief Operating Officer
General Employment Enterprises, Inc.
Executive Committee Chairman

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

Sheldon Brottman
An attorney and real estate developer
President of S.C.B. Development
Compensation and Stock Option Committee Chairman

Delain G. Danehey
Retired partner of the auditing firm of
Ernst & Young LLP
Audit Committee Chairman

Dennis W. Baker
Treasurer of CF Industries, Inc.
Nominating Committee Chairman

Joseph F. Lizzadro
Chairman Emeritus of L&H Company, Inc.

Corporate Officers

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer
President and Chief Operating Officer

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

Marilyn L. White
Vice President

Nancy C. Frohnmaier
Vice President and Corporate Secretary

Doris A. Bernar
Assistant Corporate Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Counsel

Herbert F. Imhoff, Jr.
General Counsel

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

American Stock Exchange (AMEX)
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2100
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400
E-mail: invest@genp.com
Website: www.generalemployment.com



General Employment Enterprises, Inc.
One Tower Lane, Suite 2100, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
American Stock Exchange Symbol: JOB
invest@genp.com